4
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001197341
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  The 3DO Company
  0000898441
  <IRS-NUMBER>94-3145110
</SUBJECT-COMPANY>
<PERIOD>11/22/02
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Dully, William H.
   200 Cardinal Way


   Redwood City, CA  94063
2. Issuer Name and Ticker or Trading Symbol
   The 3DO Company (THDO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   11/22/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chief Operating Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $13.0400        11/22/02       D (1) V                    24,308                        01/18/12
to buy)
Non-Qualified Stock Option     $5.7600         09/03/02       D (2) V                    6,250                         05/03/12
(right to buy)
Non-Qualified Stock Option     $13.0400        11/22/02       D (1) V                    38,192                        01/18/12
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  11/22/02  Common Stock                   24,308                    0             D   Direct
to buy)
Non-Qualified Stock Option     09/03/02  Common Stock                   6,250                     0             D   Direct
(right to buy)
Non-Qualified Stock Option     11/22/02  Common Stock                   38,192                    0             D   Direct
(right to buy)

Explanation of Responses:

(1)
The option was tendered pursuant to the Company's Offer to Exchange Certain Outstanding Stock Options for New Options (the "Offer"),
 which was filed with the Securities and Exchange Commission on Schedule TO-I on October 23, 2002.  In exchange for the individual's agreement to cancel the option, the Company expects to issue new options on May 23, 2003, subject to the provisions of the Offer.
(2)
The option was cancelled by written agreement with Mr. Dully.  The option was not eligible for the Offer and will not be reissued.

SIGNATURE OF REPORTING PERSON
/S/ By: /s/ William H. Dully
    For: William H. Dully
DATE 11/25/02